EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(dollars in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income	$386	$200	$325	$277	$234
Fixed charges	130	145	126	103	97
Deduct:
Interest capitalized(a)	11	16	8	2	5

Total earnings (as defined for the Fixed Charges calculation)	$505	$329	$443	$378	$326

Fixed charges:
Interest on debt, including capitalized portions	$120	$138	$118	$93	$88
Estimate of interest within rental expense	10	7	8	10	9

Total fixed charges	$130	$145	$126	$103	$97

Ratio of earnings to fixed charges	3.9	2.3	3.5	3.7	3.4

(a)	Excludes equity costs related to AFUDC that are included in Other Income and Expenses in the Consolidated Statements of Operations.